Lend Lease
CORPORATION

03032981

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

24 October 2003

SEC MAIL PROCESSING RECEIVED OCT 28 2003 WASH. D.C. 168 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
20 October 2003	Announcement to Australian Stock Exchange Change in Substantial Holder Notice under subsection 671B
20 October 2003	Announcement to Australian Stock Exchange Change in Substantial Holder Notice under subsection 671B
21 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
22 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
23 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
23 October 2003	Announcement to Australian Stock Exchange Notification of Share Cancellation
24 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Yours faithfully

dlw 10/30

A HO
Assistant Company Secretary

LL0004

Lend Lease
CORPORATION

20 October 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange

By email: announce@nzx.com

Pages: Fourteen (14) pages

Dear Sir

Re: Stock Exchange Announcement – Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in Centro Properties Group.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Company - Lend Lease Corporation Limited
File No 82-3498

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme	Centro Properties Group
ACN/ARSN	090 931 123

1. Details of substantial holder (1)

Name	Lend Lease Corporation Limited
ACN/ARSN (if applicable)	000 226 228

There was a change in the interests of the substantial holder on	08/10/03
The previous notice was given to the company on	02/06/03
The previous notice was dated	02/06/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	31,006,627	6.26%	32,780,816	5.25%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer	Refer	Refer	Refer	Refer	Refer
Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer	Refer	Refer	Refer	Refer	Refer
Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 20/10/2003

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited

Project and Construction Management - International

Bovis McLachlan Ltd
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lease – Puerto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Lend Lease Real Estate Investments (HK) Pte Ltd.
(formerly Normanno Limited)
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
FEBC Pvt Limited
Bovis Lend Lease SRL
Bovis Lend Lease Japan, Inc
Bovis Lend Lease Telecom, Inc
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA de CV
Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

Integrated Development Businesses - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

S. Sharpe
....
S J Sharpe
Company Secretary

ENTITY NAME

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

Integrated Development Businesses - International

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

This is page 5 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

- Lend Lease (No. 2) Limited
- Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
- Civic Shopping Centres Limited
- Lend Lease (UK) Management Services Limited
- Lend Lease Norwich Limited
- Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
- Lend Lease Central Europe SP Zoo
- Lend Lease Espana S.A.
- Lend Lease Belvedere Limited
- Meridian Delta Limited
- Lend Lease Development (US) Inc
- San Francisco Cruise Terminal, LLC
- Lend Lease Chapelfield Partnerhsip
- Lend Lease China (HK) Limited
- Peninsula LP Limited

Real Estate Investments - Australia

- Lend Lease Management (NSW) Pty Limited
- Lend Lease Real Estate Investment Limited
- GPT Management Limited
- Lend Lease Property Management (Australia) Limited
- Lend Lease CBD Projects Pty Limited
- Lend Lease Property Management Pty Limited
- Lend Lease USOT Management Limited
- Lend Lease Capital Services Limited
- LLSP Pty Limited
- Roma Street Operations Pty Limited
- Growth Equities Mutual Property Management Pty Limited
- Growth Equities Services Pty Limited
- Growth Equities Services Trust
- DPT Operator Pty Limited
- DPPT Operator Pty Limited
- Lend Lease Asia Investments Pty Limited
- Lend Lease Securities and Investment Pty Ltd
- Homemaker Property Management Pty Ltd
- Homemaker Retail Management Limited
- Lend Lease Asia Water Pty Limited

Real Estate Investments - International

- REIS (NZ) Limited
- REIS Holdings (NZ) Limited
- Lend Lease Property Management (Singapore) Pte Limited
- Lend Lease Real Estate Investment Services Asia Pte Limited
- Lend Lease Asia Holdings Pte Limited
- Vita Lend Lease Limited
- Lend Lease US Investments Limited
- Lend Lease Real Estate Investment Services Limited
- Lend Lease Real Estate Investments Limited
- Lend Lease Europe GP Limited

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe
....
S J Sharpe
Company Secretary

ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

Equity Investments

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

Group Services - Australian

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

Group Services - International

Canopy Assurance Limited

This is page 1 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	8,439,326
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	10,127,562
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	6,981,920
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	620,022
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	4,837,797
Balance as at 2 June 2003			31,006,627

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
05/06/03	Sale	4.05	(567,000)	(140,000)
10/06/03	Sale	3.98	(155,220)	(39,000)
10/06/03	Sale	3.98	(91,540)	(23,000)
10/06/03	Sale	3.98	(680,580)	(171,000)
10/06/03	Sale	3.98	(967,140)	(243,000)
10/06/03	Sale	3.98	(819,880)	(206,000)
10/06/03	Sale	3.98	(226,860)	(57,000)
10/06/03	Sale	3.98	(59,700)	(15,000)
30/06/03	Sale	3.99	(182,295)	(45,688)
09/07/03	Purchase	4.05	101,250	25,000
09/07/03	Purchase	4.05	81,000	20,000
09/07/03	Purchase	4.05	303,750	75,000
09/07/03	Purchase	4.05	445,500	110,000
09/07/03	Purchase	4.05	834,300	206,000
09/07/03	Purchase	4.05	202,500	50,000
09/07/03	Purchase	4.05	56,700	14,000
29/07/03	Purchase	3.90	444,600	114,000
29/07/03	Purchase	3.90	265,200	68,000
29/07/03	Purchase	3.90	1,852,500	475,000
29/07/03	Purchase	3.90	2,866,500	735,000
29/07/03	Purchase	3.90	2,359,500	605,000
29/07/03	Purchase	3.90	631,800	162,000
29/07/03	Purchase	3.90	159,900	41,000
29/08/03	Sale	3.99	(75,810)	(19,000)
29/08/03	Purchase	3.09	169,066	54,714
29/08/03	Sale	3.99	(43,890)	(11,000)
29/08/03	Purchase	3.09	98,970	32,029

This is page 2 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
29/08/03	Sale	3.99	(327,180)	(82,000)
29/08/03	Purchase	3.09	743,544	240,629
29/08/03	Sale	3.99	(833,910)	(209,000)
29/08/03	Purchase	3.09	1,063,807	344,274
29/08/03	Sale	3.99	(558,600)	(140,000)
29/08/03	Purchase	3.09	898,828	290,883
29/08/03	Sale	3.99	(111,720)	(28,000)
29/08/03	Purchase	3.09	247,110	79,971
29/08/03	Sale	3.99	(43,890)	(11,000)
29/08/03	Purchase	3.09	66,049	21,375
02/09/03	Purchase	0.00	0	1
09/09/03	Purchase	4.01	219,135	54,714
09/09/03	Sale	3.09	(169,066)	(54,714)
09/09/03	Purchase	4.01	128,279	32,029
09/09/03	Sale	3.09	(98,970)	(32,029)
09/09/03	Purchase	4.01	963,743	240,629
09/09/03	Sale	3.09	(743,544)	(240,629)
09/09/03	Sale	3.09	(1,063,807)	(344,274)
09/09/03	Purchase	4.01	1,378,852	344,274
09/09/03	Sale	3.09	(898,828)	(290,883)
09/09/03	Purchase	4.01	1,165,016	290,883
09/09/03	Sale	3.09	(247,110)	(79,971)
09/09/03	Purchase	4.01	320,292	79,971
09/09/03	Sale	3.09	(66,049)	(21,375)
09/09/03	Purchase	4.01	85,609	21,375
18/09/03	Purchase	0.00	0	1
07/10/03	Sale	3.78	(75,600)	(20,000)
07/10/03	Sale	3.78	(45,360)	(12,000)
07/10/03	Sale	3.78	(374,220)	(99,000)
07/10/03	Sale	3.78	(487,620)	(129,000)
07/10/03	Sale	3.78	(415,800)	(110,000)
07/10/03	Sale	3.78	(113,400)	(30,000)
08/10/03	Sale	3.78	(567,000)	(150,000)

Balance as at 20 October 2003 (refer below)	**32,780,816**
Number of units on issue	**624,761,000**
Percentage of issued units held	**5.25%**

This is page 3 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	9,085,209
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	10,595,836
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	7,224,862
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	670,398
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	5,204,511
Balance as at 20 October 2003			32,780,816

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Chase Manhattan Nominees" means Chase Manhattan Nominees Limited (ACN 002 899 961) of Level 35, AAP Centre, 259 George Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

This is page 4 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC MasterKey Unit Trust MLC Pooled Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Lend Lease
CORPORATION

File No 82-3498

20 October 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange

By email: announce@nzx.com

Pages: Twelve (12) pages

Dear Sir

Re: Stock Exchange Announcement
Ceasing to be a Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Ceasing to be a Substantial Holder in Commonwealth Property Office Fund.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company name/Scheme: Commonwealth Property Office Fund
ACN/ARSN: 086 029 736

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN (if applicable): 000 226 228

The holder ceased to be a substantial holder on: 14/10/2003
The previous notice was given to the company on: 30/09/2003
The previous notice was dated: 30/09/2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2
Annex 2					

3. Changes in association

The following persons who have become associates (3) of,ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name: S J Sharpe capacity: Company Secretary

signature: S. Sharpe date: 20/10/2003

This is page 1 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 20/10/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited

Project and Construction Management - International

Bovis McLachlan Ltd
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lease – Puerto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Lend Lease Real Estate Investments (HK) Pte Ltd.
(formerly Normanno Limited)
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
FEBC Pvt Limited
Bovis Lend Lease SRL
Bovis Lend Lease Japan, Inc
Bovis Lend Lease Telecom, Inc
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA de CV
Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV

This is page 2 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

This is page 3 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 20/10/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

Integrated Development Businesses - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

Integrated Development Businesses - International

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Lend Lease (No. 2) Limited
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
Lend Lease Central Europe SP Zoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
San Francisco Cruise Terminal, LLC
Lend Lease Chapelfield Partnerhsip
Lend Lease China (HK) Limited
Peninsula LP Limited

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited
DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend Lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited
Lend Lease Asia Water Pty Limited

Real Estate Investments - International

REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited

This is page 6 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

This is page 7 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 20/10/2003.

S. Sharpe
....
S J Sharpe
Company Secretary

ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

This is page 8 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

- BF Leawood, Inc
- BF Haskell Managing Inc
- BF Cross Creek, Inc
- BF Churchill Managing, Inc
- Arch Street VIII, Inc
- BF Willowlake, Inc
- SLP, Inc
- BFG New Orchard, Inc
- BF Colorado, LP
- BF Lansing, LP
- BF Leawood, LP
- BF Texas, LP
- Vester/Lend Lease Glendale Fashion Centre, LLC
- Vester/Lend Lease Long Beach Town Centre, LLC
- BF Colorado, Inc
- BF Texas, Inc
- Lend Lease Canada, Inc
- Lend Lease Canada Holdings Ltd
- Lend Lease Nova Scotia Corporation
- Lend Lease Japan Portfolio Investments, Inc
- Lend Lease Japan, Inc
- Lend Lease Japan Investments YK
- Lend Lease Korea Limited
- Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
- Lend Lease (Thailand) Limited
- IDDF Advisors Limited
- Lend Lease International Distressed Debt Fund Advisors, S.A

Equity Investments

- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited
- GLL Real Estate Partners GmbH

Group Services - Australian

- Australian
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited
- Lend Lease Management Services Limited

Group Services - International

- Canopy Assurance Limited

S. Sharpe

S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	20,179,643
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	16,349,958
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	23,493,804
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,473,159
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	11,404,017
Balance as at 30 September 2003			72,900,581

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
13/10/03	Sale	1.18	(384,680)	(326,000)
13/10/03	Sale	1.18	(96,760)	(82,000)
13/10/03	Sale	1.18	(83,780)	(71,000)
13/10/03	Sale	1.18	(24,780)	(21,000)
14/10/03	Sale	1.17	(60,840)	(52,000)
14/10/03	Sale	1.17	(36,270)	(31,000)
14/10/03	Sale	1.17	(258,570)	(221,000)
14/10/03	Sale	1.17	(376,740)	(322,000)
14/10/03	Sale	1.18	(41,300)	(35,000)
14/10/03	Sale	1.17	(325,260)	(278,000)
14/10/03	Sale	1.17	(88,920)	(76,000)
14/10/03	Sale	1.17	(23,400)	(20,000)

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Chase Manhattan Nominees" means Chase Manhattan Nominees Limited (ACN 002 899 961) of Level 35, AAP Centre, 259 George Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

This is page 2 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 20/10/2003.

S. Sharpe

S J Sharpe
Company Secretary

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC MasterKey Unit Trust MLC Pooled Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 20 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	26,893,222	100,000
4	Total consideration paid or payable for the shares	$256,764,692	$1,086,700

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.95 lowest price paid: $10.70 highest price allowed under rule 7.33: $10.9536

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	16,459,598

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 21/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

22 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 21 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	26,993,222	469,593
4	Total consideration paid or payable for the shares	$257,851,392	$5,117,934

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.95 date: 21-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.95 lowest price paid: $10.87 highest price allowed under rule 7.33: $11.0397

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	15,990,005

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 22/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

23 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 22 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	27,462,815	139,447
4	Total consideration paid or payable for the shares	$262,969,326	$1,548,512

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.95 date: 21-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.13 lowest price paid: $11.07 highest price allowed under rule 7.33: $11.1741

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	15,850,558

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 23/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

23 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Ten (10) pages

Dear Sir

Re: Stock Exchange Announcement
Notification of Share Cancellation

Attached is a copy of Form 484 lodged with the Australian Securities and Investments Commission today in relation to the cancellation of 1,878,264 ordinary shares pursuant to the Company's on-market share buyback. The current issued capital of Lend Lease Corporation Limited is 416,574,705.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- Redeemable preference shares — **S.254J**
  - [ ] Redeemed out of profits
  - [ ] Redeemed out of proceeds of a fresh issue of shares
- Capital reduction — **S.256A - S.256E**
  - [ ] Single shareholder company
  - [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place
- Share buy-back. — **ss.257H(3)**
  - [ ] Minimum holding buy-back only
  - [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place
- [ ] Forfeited shares — **S.258D**
- Shares returned to a public company — **ss.258E(2) & (3)**
  - [ ] Under section 651C, 724(2), 737 or 738
  - [ ] Under section 1325A (court order)
- [ ] **Other**
  - Description
  - Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1,878,264	$19,513,032

Earliest date of change

Please indicate the earliest date that any of the above changes occured

21/10/03
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

- [ ] Director
- [x] Company secretary

Signature

S. Sharpe

Date signed

2 3 / 1 0 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [x] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

DX Number | DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

24 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Thursday 23 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	27,602,262	470,063
4	Total consideration paid or payable for the shares	$264,517,838	$5,134,028

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.13 date: 22-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.96 lowest price paid: $10.88 highest price allowed under rule 7.33: $11.3316

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	15,380,495

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 24/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe